September 12, 2008

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ADA-ES, Inc. Application for Withdrawal
Registration Statement on Form S-3
SEC File No. 333-131085

Ladies and Gentlemen:

ADA-ES, Inc. (“we” or the “Company”) hereby requests that the Form RW, “Application for Withdrawal” (“Withdrawal Application”) of the above-captioned Registration Statement on Form S-3, which was filed on August 29, 2008, be itself withdrawn. The Withdrawal Application was filed in error.

Please do not hesitate to contact me if you have any questions.

Sincerely,

ADA-ES, Inc.

/s/ Mark H. McKinnies
Mark H. McKinnies
Senior Vice President & Chief Financial Officer